FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street
Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

September 29, 2005

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Grandview Gold Inc. has commenced drilling at the Pony Creek/Elliot Dome property on the Carlin Trend, Nevada, USA, optioned through Mill City Gold Corp.

Mr. Raymond Pecoskie, President and C.E.O. of Grandview Gold, is pleased to advise that a drilling contract with Kettle Drilling, Inc. was finalized late last week. The drilling rig and drill crew are now mobilized at the first target location and will be core drilling an initial 7,500 feet over the coming weeks.

Item 5.	Full Description of Material Change

See News Release dated September 29, 2005 – attached.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Raymond Pecoskie Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 29th day of September 2005.

Grandview Gold Inc.

"Raymond Pecoskie"
Raymond Pecoskie,
Chief Executive Officer

FOR IMMEDIATE RELEASE	CNQ Symbol: GVGI

GRANDVIEW GOLD BEGINS DRILLING AT PONY CREEK

September 29, 2005 - Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI) ("Grandview Gold" or the “Company”) announced today that it has commenced drilling at the Pony Creek / Elliot Dome property on the Carlin Trend, Nevada, USA, optioned through Mill City Gold Corp. (“Mill City”).

Mr. Raymond Pecoskie, President and C.E.O. of Grandview Gold, is pleased to advise that a drilling contract with Kettle Drilling, Inc. was finalized late last week. The drilling rig and drill crew are now mobilized at the first target location and will be core drilling an initial 7,500 feet over the coming weeks.

A permit from the Nevada Bureau of Land Management has been received for the drill program on the Pony Creek property. The Pony Creek property is located in the southwest corner of Elko County, Nevada, 28 miles southeast of the town of Carlin and 19 miles south of Newmont’s Rain Mine. The Grandview Gold core drill program will test the Pony Creek mineralized system to a depth of 2,500 feet as well as test for the presence of Mississippian-Devonian geology between 1,000 and 2,500 feet; known to contain favorable gold mineralized host rock, present in the nearby Newmont Rain Mine deposit.

A National Instrument 43-101 report dated March 18, 2004, on the Pony Creek property, prepared by Rick H. Russell, MSc, a licensed geologist, is available for review on the Company's website. The Russell report concludes that there is an "Inferred Resource of 1,426,000 ounces at a grade of 0.044 oz/ton” and that the “Newmont drill hole PC-20 intersected 110 feet of continuous gold mineralization averaging 0.167 oz/ton Au, including a 25-foot interval averaging 0.450 oz/ton Au.”

The Pony Creek property was optioned to Grandview Gold by Mill City in April, 2005. Grandview Gold has an option to earn an undivided 60-per-cent interest in the property by incurring US$3.5 million of exploration and development expenditures over a three year period.

Mr. Russell, a qualified person, has reviewed the technical disclosure contained herein and accepts responsibility for such disclosure.

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Grandview Gold Inc.

Raymond Pecoskie, President & CEO.
360 Bay Street, Suite 500
Toronto, ON, Canada, M5H 2V6
Phone: 416 409 8245
Email: info@grandviewgold.com

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.